FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 99.1 is a press release issued on November 2, 2004, by Stelmar Shipping Ltd.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)

Dated: November 2, 2004                        By: /s/ Olga Lambrianidou
                                                   -----------------------
                                               Name:  Olga Lambrianidou
                                               Title: Corporate Secretary

                                                                    Exhibit 99.1
                                                                    ------------

For Immediate Release
Company Contacts:
Stamatis Molaris              Leon Berman
Chief Financial Officer       Principal
Stelmar Shipping Ltd.         The IGB Group
011-30210-891-7260            212-477-8438

                     STELMAR SHIPPING LTD. ISSUES STATEMENT

ATHENS, Greece - November 2, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today released the following statement from its Board of Directors in response to Stelios Haji-Ioannou's press release issued earlier today:

     The Board of Directors of Stelmar Shipping strongly believes that the proposed merger with affiliates of Fortress Investment Group LLC provides the best opportunity to create value for all Stelmar shareholders. In the Fortress merger, Stelmar's shareholders will receive $38.55 per share in cash, a premium of 55% over the closing price of Stelmar's common stock on May 14, 2004, the last trading day before the public disclosure of a conditional proposal by OMI Corporation to acquire Stelmar. At the time that it was received, the OMI proposal was equivalent to approximately $33.80 per Stelmar share and implied a premium of approximately 35% to the then current market price of Stelmar stock. The Fortress merger is the result of a comprehensive review conducted over a three-month period by Stelmar's Board, with the assistance of its financial and legal advisors, of all the strategic alternatives available to the company. In conducting the comprehensive review, the Board did not exclude any interested party, nor did we impose any limitations or express any preference on the form of consideration.

     The Board unanimously voted to accept the Fortress offer, which was the highest final offer received in the review process, because it provided maximum value to all of our shareholders. The Board of Directors strongly recommends that shareholders vote "FOR" the approval and authorization of the merger agreement at the special meeting scheduled for Tuesday, November 16, 2004.

     Stelmar's Board has always strived to achieve the highest possible corporate governance standards and has instituted policies and procedures that go beyond what is legally required of foreign private issuers. The Board believes that Mr. Haji-Ioannou's unfounded and irresponsible accusations are potentially damaging to Stelmar's shareholders by interfering with a transaction that will deliver shareholders a premium of 55% over the price of their stock just five months ago.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels and our insurance claims expectations. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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